

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 13, 2012

<u>Via E-mail</u>
Luis Miguel Sas
Chief Financial Officer
Petrobras Argentina S.A.
Maipú 1, 22 S.S. Floor
(C1084ABA) Buenos Aires
Argentina

**Re: Petrobras Argentina S.A.**
**Form 20-F for Fiscal Year Ended December 31, 2011**
**Filed May 15, 2012**
**File No. 333-155319**

Dear Mr. Sas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for Fiscal Year Ended December 31, 2011</u>

<u>Oil and Gas Exploration and Production, page 25</u>

<u>Overview, page 25</u>

1.    We note your disclosure of the net quantities of your combined crude oil and natural gas reserves as barrels of oil equivalent on page 25 and elsewhere within you filing. It does not appear that the basis of such equivalency is disclosed in Form 20-F as required by Instruction 3 to paragraph (a)(2) of Item 1202 in Regulation S-K.

Furthermore, we note an inconsistent use of terminology within your filing to refer to an aggregation of individual hydrocarbon products. On page 25, you provide your combined crude oil and natural gas proved reserves as a single aggregate estimate in barrels of oil equivalent.  On page 32, you provide separate values for the average sales price of your oil and natural gas, but in that disclosure refer to the average sales price of oil as the price in pesos per barrel of oil equivalent.  On page 39, you provide your total proved developed and undeveloped reserves at fiscal year-end as barrels of oil equivalent, but disclose the progress made during the year to convert proved undeveloped reserves to proved developed reserves as barrels.

Please amend your filing to disclose the basis of equivalency in determining the barrels of oil equivalent and ensure the consistent use of the term throughout your filing.

Reserves, page 36

2.      On page 36, you disclose "DeGolyer and MacNaughton audited approximately 73% of our estimated reserves as of December 31, 2011."  However, we note the third party report disclosed as Exhibit 4.8 states DeGolyer and MacNaughton "conducted a reserves evaluation" rather than an audit as defined in Item 1202(a)(9) of Regulation S-K.

Please tell us if the reserves contained in Form 20-F for the properties addressed in Exhibit 4.8 represent the net quantities estimated by Petrobras Argentina S.A. as audited by DeGolyer and MacNaughton or if the net quantities contained in Form 20-F are those as estimated by DeGolyer and MacNaughton.

Furthermore, if DeGolyer and MacNaughton performed a reserves audit or if the results of their evaluation were subsequently used in a manner consistent with a reserves audit as defined in Item 1202(a)(9) of Regulation S-K, please amend Exhibit 4.8 to opine on the reasonableness of the estimates prepared by Petrobras Argentina S.A. as required under Item 1202(a)(8)(ix) of Regulation S-K.

3.      From your disclosure on page 38 and elsewhere within your filing, we note you combine your natural gas liquid (NGL) reserves with your oil and condensate reserves.  Please tell us how you have considered the requirements contained in FASB ASC 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.  Also tell us if there was any NGL production for 2011 and if so, how you have considered the requirements to disclose information with regard to production by final product sold and the average sales price per unit of production as required in Item 1204(a) and Item 1204(b)(1) of Regulation S-K.

4.      On page 39, you disclose that 17.9 MMboe (or approximately 18.3%) of your proved undeveloped reserves at December 31, 2011 have already been on the books for more than five years since initial disclosure.  In addition, you disclose that 7% (or approximately 6.8 MMboe) of your proved undeveloped reserves will not be developed within the next five years from December 31, 2011.

Please tell us if there are any additional proved undeveloped reserves not addressed by the disclosure noted above that will remain undeveloped for five or more years between the time of initial disclosure and the time they are planned for development. In response, your analysis should address those proved undeveloped reserves, if any, that:

- were disclosed prior to December 31, 2011 but have not been on the books for five or more years and

- are planned for development within the five year period beginning December 31, 2011 but

- will be on the books for five or more years between the time of initial disclosure and the time of development.

Additionally, please tell us what specific circumstances you consider justify the classification of your reserves as proved undeveloped for the situations where you acknowledge it will take five or more years to develop those reserves from the date of their initial disclosure.

Refining and Distribution, page 42

Distribution Division, page 43

5.      You state on page 44 that you manufacture, market, and sell the Lubrax brand of lubricants. It appears from your website that you sell Lubrax products in Cuba, among other countries. Your Form 20-F does not include disclosure regarding operations associated with Cuba. Cuba is designated by the State Department as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any products or services that you have provided or intend to provide into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the government of Cuba or entities it controls.

6.      Please discuss for us the materiality of your contacts with Cuba, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis

should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba.

Exhibit 4.8

7.      Petrobras Argentina S.A. discloses on page 39 of Form 20-F that their "estimated reserves in Argentina are stated before royalties." Page 1 of your report states the "reserves included herein are expressed as net reserves" where you further state "net reserves are defined as that portion of the gross reserves attributable to the interests owned by Petrobras Argentina S.A. after deducting all interests owned by others."

        Please tell us if the net proved reserves shown in tabular form on page 4 of your report are also stated before royalties. If so, please amend your report to state the reserves included therein are before royalties and include the appropriate justification for such treatment.

8.      We note the net proved reserves shown in tabular form on page 4 of your report combine your estimates of natural gas liquid (NGL) reserves with your estimates of crude oil and condensate reserves. Please tell us how you have considered the requirements contained in FASB ASC 932-235-50-4 regarding the separate disclosure of reserve quantify information for natural gas liquids.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Hodgin, Petroleum Engineer, at (202) 551-3699 if you have questions regarding engineering comments. Please contact me at (202) 551-3740 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director